The Prudential Series Fund

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07103

August 20, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Ms. Sally Samuel

Re:	The Prudential Series Fund
Registration Statement on Form N-14
File Nos. 333-160785 and 811-5186

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), The Prudential Series Fund (“Registrant”) is hereby filing a delaying amendment with respect to the above-referenced Registration Statement on Form N-14 that was filed with the Securities and Exchange Commission (the “Commission”) on July 24, 2009 pursuant to Rule 488 under the Securities Act (the “Registration Statement”).  The Registration Statement relates to the reorganization of the SP PIMCO High Yield Portfolio into the High Yield Bond Portfolio, each a series of the Registrant.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Newark and the State of New Jersey, on the 20th day of August, 2009.

If you have any questions or comments, please do not hesitate to contact John P. Schwartz, counsel to the Registrant, at (973) 367-3161.

THE PRUDENTIAL SERIES FUND

/s/ John P. Schwartz
By: John P. Schwartz, Assistant Secretary